

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

<u>Via E-mail</u>
Alexandra Denahan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas
Suite 2902
New York, New York 10036

> **Re: Chimera Investment Corporation**
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 1-33796**

Dear Ms. Denahan:

    We have reviewed your response letter dated January 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2011

Note 2 – Summary of the Significant Accounting Policies, page 6

Immaterial Restatements, page 6

1.   You state that certain of your MBS were excluded from the scope of ASC 325-40 based on paragraph (e) of ASC 325-40-15-3 since they were MBS which were guaranteed by U.S. government agencies and non interest-only MBS that had an AA rating or higher at the time of acquisition. Please also address item (2) under (e) of ASC 325-40-15-3; clarify whether the MBS you determined to be of high credit quality also could not be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of the recorded investment.

2.   We note your conclusion regarding the materiality of the error related to the calculation of OTTI on certain MBS in your portfolio and we continue to consider your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jessica Barberich, Assistant Chief Accountant at 202.551.3782 or the undersigned at 202.551.3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant